EXCEED COMPANY LTD.
2011 THIRD QUARTER FINANCIAL RESULTS
Third quarter 2011 revenue increased 28.0% to US$167.1 million, exceeding guidance
Third quarter 2011 net income increased 40.6% year-over-year to US$24.5 million

Fujian, China, November 14, 2011 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the third quarter ended September 30, 2011.

Financial Highlights – Third quarter ended September 30, 2011 (1)

•	Revenue was RMB1,065.7 million (US$167.1 million), representing a 28.0% year-over-year increase.

•
Gross profit was RMB314.0 million (US$49.2 million), representing a 24.2% year-over-year increase. Gross margin was 29.5%, representing a 0.9 percentage point decrease as compared to 30.4% for the third quarter of 2010.

•	Operating profit was RMB179.2 million (US$28.1 million), representing a 40.0% year-over-year increase.

•	Net profit was RMB156.1 million (US$24.5 million), representing a 40.6% year-over-year increase.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “We are pleased to report strong results for the third quarter with revenues exceeding our guidance.  Continued healthy demand for our products, coupled with our effective marketing campaigns resulted in sales increases across our product categories.  Our performance was also bolstered by the continuing expansion of our distribution network, especially in third-tier and select second tier-cities, where market demand for our lifestyle brand products remains strong.  With a focus on fashionable and functional products geared towards value-conscious shoppers, we remain well positioned to compete in the market for sportswear in China.

“Our outlook for the remainder of 2011 remains positive, and we are continuing to move forward with the execution of our new operational plan announced earlier this year.  This includes the construction of new staff quarters and the expansion of our internal production capacity over the mid-term in response to the changing dynamics within the domestic sportswear market.  Looking ahead, we remain focused on delivering increasing value to our shareholders, namely through the execution of our US$10 million share buyback program currently in progress, and by maintaining our focus on transparency and disclosure.  As such, our independent auditor Crowe Horwath LLP conducted an audit on our cash and bank balances during the third quarter, their report is attached.  We believe our healthy financial position and our continuing strong operational performance further bolster our position as a leading domestic sportswear brand operator in China.”

(1)           The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.378, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on September 30, 2011. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2011.

Third Quarter 2011 Financial Results

Revenue breakdown

	Three Months Ended
	Sep 30, 2011 RMB’000	% of Revenue	Sep 30, 2010 RMB’000	% of Revenue	Third Quarter YoY Growth
Footwear	509,324	47.8%	378,372	45.5%	34.6%
Apparel	541,845	50.8%	444,256	53.4%	22.0%
Accessories	14,540	1.4%	9,742	1.1%	49.3%
Total	1,065,709	100.0%	832,370	100%	28.0%

	Nine Months Ended
	Sep 30, 2011 RMB’000	% of Revenue	Sep 30, 2010 RMB’000	% of Revenue	YTD YoY Growth
Footwear	1,150,651	45.0%	986,283	48.3%	16.7%
Apparel	1,375,538	53.8%	1,036,253	50.7%	32.7%
Accessories	32,432	1.2%	20,368	1.0%	59.2%
Total	2,558,621	100.0%	2,042,904	100%	25.2%

Revenue. Revenue increased by 28.0%, from RMB832.4 million for the third quarter 2010 to RMB1,065.7 million (US$167.1 million) for the third quarter 2011. The increase in revenue was primarily driven by the increased demand for our products and the continuous expansion of the Xidelong retail network by our distributors in China. The increase in the demand for our products was attributable to the continued success of our advertising and promotional campaign, the successful launch of new series of apparel and footwear products, and the overall economic growth in China. The number of Xidelong retail locations, which are operated by our distributors and authorized third party retailers, increased by 530, from 4,194 as of September 30, 2010 to 4,724 as of September 30, 2011.

•
Footwear. Footwear accounted for 47.8% of revenue for the third quarter 2011, and principally includes nine categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage footwear and cross-training footwear. A major portion of our footwear production is outsourced. We have a plan to increase our annual production capacity for our footwear products to approximately 30.0 million pairs by the end of 2013. Please refer to the “Business Highlights and Outlook” section of this release.

Revenue from footwear increased by 34.6%, from RMB378.4 million for the third quarter 2010 to RMB509.3 million (US$79.9 million) for the third quarter 2011, primarily due to an increase in sales volume. The sales volume in the third quarter increased by 26.4% compared with the same period in 2010, mainly because our Company introduced new vintage footwear and cross-training footwear product lines in June 2011 to diversify our product varieties. The footwear Average Selling Price (“ASP”) increased by 6.5% year-over-year for the third quarter 2011.

•
Apparel. Sports apparel accounted for 50.8% of revenue for the third quarter 2011, and principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel increased by 22.0%, from RMB444.3 million for the third quarter 2010 to RMB541.8 million (US$84.9 million) for the third quarter 2011. This increase was primarily due to a 28.0% increase in ASP. ASP of apparel increased significantly compared to the same period in 2010 because some sophisticated winter apparel products were delivered during the third quarter of 2011, which were not delivered until the fourth quarter of 2010.. The delivery schedule for winter apparel shifted this year as the coming Lunar Chinese New Year holiday will fall earlier than previous years. In addition, the increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to an increase in ASP of apparel products. The sales volume in the third quarter decreased by 4.7% compared with the same period in 2010, as recent autumn and winter seasons in China have been relatively warmer and shorter in duration, and as a result, distributors and retailers have tended to order fewer autumn seasonal products.

•
Accessories. Revenue from accessories increased by 49.3%, from RMB9.7 million for the third quarter 2010 to RMB14.5 million (US$2.3 million) for the third quarter 2011. This increase was primarily driven by an expansion of product varieties.

Gross profit and gross profit margin. Gross profit increased by 24.2% from RMB252.8 million for the third quarter 2010 to RMB314.0 million (US$49.2 million) for the third quarter 2011. Gross margin decreased by 0.9 percentage points, from 30.4% for the third quarter 2010 to 29.5% for the third quarter 2011. This was primarily due to the decreased proportion of footwear produced in-house relative to overall footwear production resulting from the limited production capacity of the existing production facility. We have formulated a new operational plan in response to these production capacity restraints. Please refer to the “Business Highlights and Outlook” section of this release. Furthermore, rising inflation in China resulted in an increase in raw material and wage costs, leading to an increase in the manufacturing cost. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing moving forward.

Other income and gains. Other income and gains mainly represented bank interest income. The increase from RMB0.3 million for the third quarter 2010 to RMB3.5 million (US$0.5 million) for the third quarter 2011 was due to an increase in interest income of RMB3.5 million (US$0.5 million), derived from a three-month term time deposit of RMB400.0 million (US$62.7 million), which carries an interest rate of 3.1% per annum.

Operating expenses. Total operating expenses for the third quarter 2011 were RMB138.2 million (US$21.7 million), an increase of approximately 10.6% from RMB125.0 million for the same period in 2010.

Selling and distribution costs. Selling and distribution costs increased by 1.7%, from RMB105.2 million for the third quarter 2010 to RMB107.0 million (US$16.8 million) for the third quarter 2011. The increase was mainly due to growth in advertising and promotional expenses, which increased from RMB97.1 million for the third quarter 2010 to RMB100.1 million (US$15.7 million) for the third quarter 2011, primarily because we invested more resources in marketing, advertising, and store image and renovation activities to build our brand recognition and achieve further market penetration. In 2011, our advertising and promotional activities will continue to focus on the events relating to the Nationwide “Fitness for All” Sports Campaign and the continued engagement of By2 as our official product series spokesperson.

Administrative expenses. Administrative expenses increased by 68.4%, from RMB11.7 million for the third quarter 2010 to RMB19.7 million (US$3.1 million) for the third quarter 2011, primarily due to the rise in Urban Maintenance and Construction Tax (“UMC Tax”), Educational Surcharge and share-based compensation in the current period. Commencing from December 1, 2010, foreign enterprises, foreign funded enterprises and foreign individuals have been required to pay UMC Tax and Educational Surcharge. UMC Tax and Educational Surcharge of RMB3.9 million (US$0.6 million) was charged to Xidelong (China) Co. Ltd., our principal PRC subsidiary. Share-based compensation was RMB1.5 million (US$0.2 million) in the third quarter 2011. No such expense was incurred in the third quarter 2010 as our equity incentive plan became effective on September 30, 2010.

Research and development expenses. Research and development expenses increased by 42.3%, from RMB8.1 million for the third quarter 2010 to RMB11.5 million (US$1.8 million) for the third quarter 2011, primarily due to the increase in expenses associated with the design, quality improvement and innovation of new products and product parts.

Finance costs. Finance costs decreased by 40.3%, from RMB0.4 million for the third quarter 2010 to RMB0.3 million (US$40,000) for the third quarter 2011, primarily due to a decrease in the average balance of our short-term bank borrowings.

Profit before tax. As a result of the foregoing, profit before tax increased by 40.2%, from RMB127.6 million for the third quarter 2010 to RMB179.0 million (US$28.1 million) for the third quarter 2011.

Tax. Tax expenses increased from RMB16.7 million for the third quarter 2010 to RMB22.9 million (US$3.6 million) for the third quarter 2011, primarily because of the increase in operating profit. The full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. Xidelong (China) Co. Ltd. was fully exempted from PRC corporate income tax before December 31, 2009 and is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for the third quarter ended September 30, 2010 and 2011 were 13.0 % and 12.8%, respectively.

Profit. As a result of the above factors, profit for the third quarter 2011 was RMB156.1 million (US$24.5 million), an increase of 40.6% from RMB111.0 million for the third quarter 2010.

Balance Sheet

Inventory. The average inventory turnover days for the third quarters ended September 30, 2011 and 2010 were 7 days and 13 days, respectively. Inventory turnover days decreased mainly due to the decreased proportion of in in-house production, less inventory was stored as compared with the same period in 2010, due to our improved production planning and effective procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the third quarters ended September 30, 2011 and 2010 were 61 days and 64 days, respectively. This improvement was in-line with the Company’s policy and we will continue our effort to maintain the trade receivables balance.

Trade payables. The average trade payables turnover days for the third quarters ended September 30, 2011 and 2010 were 14 days and 19 days, respectively. Average trade payables turnover days decreased as a result of our decision to opt for the purchase discounts offered by our suppliers in exchange for quicker payment for raw materials and finished products.

Cash and bank balances and time deposits. Cash and bank balances and time deposits increased to RMB962.6 million (US$150.9 million) as of September 30, 2011 from RMB762.8 million as of December 31, 2010, primarily as a result of shorter payment time from our distributors and growth in business.

Cash Flow

Cash inflow from operating activities was RMB55.9 million (US$8.8 million) for the third quarter 2011, compared to RMB129.2 million for the same period in 2010, a decrease that was primarily due to the growth in trade receivables related to the increase in sales. The effect was partially offset by the increase in trade payables from our improved cash management.

Business Highlights and Outlook

•	Expansion of sales and distribution network

■
There were 4,724 Xidelong retail locations, which are operated by our distributors and authorized third party retail operators, as of September 30, 2011, an increase of 530 compared with September 30, 2010. During the third quarter of 2011, 84 retail locations, which are operated by our distributors and authorized third party retail operators, were added.

■
The Company continued to deepen penetration into new cities, with a focus on third-tier cities in affluent provinces such as Guangdong, Jiangsu and Zhejiang provinces and selective expansion into second-tier cities. From September 30, 2010 to September 30, 2011, 106 new locations, which are operated by our distributors and authorized third party retail operators, were opened in these provinces.

•	Marketing initiatives and brand recognition

■
The Company uses the “happy lifestyle” theme in its promotional activities and product offerings and continues to engage By2, a popular Taiwan-based musical group, as a product spokesperson. The Company will maintain these promotional initiatives as they have been effective in enhancing the "Xidelong" brand image and have helped to support our strong results.

■	The Company will continue to sponsor the “Fitness for All” program in 2011.

■	The Company has engaged Genedigi, one of the largest and longest standing China-based marketing and public relations firms to support its general public relations and marketing initiatives in China.

•	Update on new operational plan

■
To specifically address the shortage of labor faced by all players in the sportswear industry in China, we initiated a solution to construct new staff quarters to improve the working and living environments of our employees and bolster staff retention. The expected staff quarter construction project cost is approximately RMB150 million, with an aggregate gross floor area of approximately 66,000 square meters, which can accommodate approximately 2,000 staff. We have started the construction project for the new staff quarters and approximately 40% of the construction has been completed to date. We are in the process of scouting locations and assessing the feasibility of constructing a new production facility to increase our internal manufacturing capacity, including sites located in Jiangsu Province and Jiangxi Province. If our efforts to construct a new production facility are successful, we expect that our annual production capacity for our footwear products will increase to approximately 30.0 million pairs and our in-house apparel production will be first established by the end of 2013. In order to cope with the expected business expansion, we will expand our head office facilities and our network of regional sales and logistics centers to consolidate the brand management, advertising and promotional functions, and business development function. We are currently investigating possible locations within Fujian Province.

The production facility plan has not been finalized and may subject to change in the future.

In the long-term, as previously announced, we plan to selectively acquire or partially invest in distributors of our products. Furthermore, to improve our market share in China, our strategy involves leveraging our established nationwide network to introduce new brands, which may include entering into licensing agreements with a foreign brand to target different market segments, in order to develop Exceed into a multi-brand operator.

Fourth Quarter Fiscal 2011 Guidance

Exceed expects to generate net revenues in the range of RMB728.1 million to RMB741.3 million in the forth quarter of 2011, representing an approximate year-over-year increase of 11% to 13%, as compared with RMB656.0 million in the same period of 2010. This represents the Company’s preliminary estimates, and is subject to change.

Update on Shares Repurchase Program

Exceed announces that in accordance with its share repurchase program announced on August 15, 2011, the Company has purchased up to 238,313 of its ordinary shares as of November 11, 2011, at an average price of US$3.97 per share. As previously announced, the Company is authorized to repurchase up to US$10 million of its ordinary shares within 6 months of August 15, 2011 using existing cash reserves. Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise. The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and be subject to the restrictions relating to volume, price and timing under applicable laws.

Warrant Exercise Result

The Company's publicly traded warrants (Nasdaq: EDSWW) expired in accordance with their terms on November 8, 2011. 922,915 EDSWW warrants were exercised during the period from Oct 21, 2009 to November 8, 2011, generating cash of US$4,674,416.25 in cash for the Company. Some of warrants were exchanged into ordinary shares of the Company through the Program for Early Cashless Exercise of Warrants through Ordinary Share Exchange (the “Tender Offer”). The Tender Offer was commenced on November 23, 2009 and completed on February 23, 2010.  A total of 32,550 EDSWW warrants were exchanged for a total of 8,223 ordinary shares of the Company in this Tender Offer.

Audit on Cash and Bank Balance

At the request of the Company, Crowe Horwath LLP, an independent registered public accounting firm, audited our cash and cash equivalents as of September 30, 2011.  Please refer to their attached audit opinion.

Investor Conference Call / Webcast Details

The Company’s senior management will host a conference call on Tuesday, November 15, 2011 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 9:00 pm (Beijing) to discuss the Company’s 2011 third quarter financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
● United States	1 866 519 4004
● China	800 819 0121
● China (Mobile)	400 620 8038
● Hong Kong	800 930 346	852 2475 0994
● United Kingdom	0808 234 6646
● International		1 718 354 1231
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Wednesday, November 23, 2011:

	Toll Free	Toll
● United States/International	1 866 214 5335	1 718 354 1232
● China	10800 714 0386/ 10800 140 0386
● Hong Kong	800 901 596
● United Kingdom	0800 731 7846
Participant Passcode	21350009

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Mahmoud Siddig +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Bryan Degnan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30			Nine months ended September 30
	(in thousands except for share and per share data)
	2011	2011	2010	2011	2010
	US$'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	167,091	1,065,709	832,370	2,558,621	2,042,904

Cost of sales	(117,865)	(751,746)	(579,588)	(1,782,041)	(1,399,686)

Gross profit	49,226	313,963	252,782	776,580	643,218

Other income and gains	544	3,472	275	10,947	5,233
Selling and distribution costs	(16,779)	(107,018)	(105,180)	(275,132)	(258,572)
Administrative expenses	(3,089)	(19,699)	(11,741)	(58,312)	(34,819)
Research and development expenses	(1,798)	(11,470)	(8,061)	(36,765)	(31,351)

OPERATING PROFIT	28,104	179,248	128,075	417,318	323,709

Finance costs	(40)	(256)	(429)	(759)	(1,650)
Share of loss in jointly-controlled entity	-	-	(11)	-	(18)

PROFIT BEFORE TAX	28,064	178,992	127,635	416,559	322,041

Tax	(3,592)	(22,911)	(16,651)	(54,793)	(43,403)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	24,472	156,081	110,984	361,766	278,638

EARNING PER SHARE
Net profit per share
Basic	US$0.81	RMB5.18	RMB4.39	RMB12.16	RMB11.06
Diluted	US$0.81	RMB5.18	RMB3.98	RMB11.65	RMB9.73

Weighted average number of shares outstanding
Basic	30,123,868	30,123,868	25,303,727	29,738,301	25,201,293
Diluted	30,126,446	30,126,446	27,909,665	31,061,723	28,632,885

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of September 30		As of December 31
	2011	2011	2010
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	45,291	288,867	263,958
Prepaid land lease payments	4,396	28,038	28,599
Deposit paid for acquisition of land use rights	4,113	26,230	12,600
Total non-current assets	53,800	343,135	305,157

CURRENT ASSETS
Inventories	9,680	61,736	44,747
Trade receivables	120,655	769,536	611,660
Prepayments, deposits and other receivables	1,480	9,445	19,788
Cash and bank balances	150,927	962,613	762,798
Total current assets	282,742	1,803,330	1,438,993

CURRENT LIABILITIES
Trade and bills payables	19,697	125,629	111,001
Deposits received, other payables and accruals	12,597	80,337	65,585
Interest-bearing bank borrowings	2,822	18,000	18,000
Tax payable	3,590	22,898	12,858
Total current liabilities	38,706	246,864	207,444

NET CURRENT ASSETS	244,036	1,556,466	1,231,549

Net assets	297,836	1,899,601	1,536,706

STOCKHOLDER’S EQUITY
Issued share capital	3	20	17
Retained profits	192,708	1,229,095	904,761
Reserves	105,125	670,486	631,928

Total equity	297,836	1,899,601	1,536,706

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONDENSED STATEMENTS OF CASH FLOWS

	Three months ended September 30			Nine months ended September 30
	2011	2011	2010	2011
	US$'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow from operating activities	8,761	55,879	129,196	250,195
Net cash outflow from investing activities	(1,120)	(7,145)	(542)	(47,681)
Net cash outflow from financing activities	(493)	(3,144)	(688)	(2,941)
Effect of exchange rate changes	253	1,611	(621)	242
Net increase in cash and cash equivalents	7,401	47,201	127,345	199,815
Cash at beginning of the period	143,526	915,412	528,359	762,798
Cash at end of the period	150,927	962,613	655,704	962,613

Report of Independent Registered Public Accounting Firm

Board of Directors
Exceed Company Ltd. and its Subsidiaries

We have audited the accompanying schedule of cash and cash equivalents of Exceed Company Ltd and Subsidiaries as of September 30, 2011. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the schedule of cash and cash equivalents is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule of cash and cash equivalents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule of cash and cash equivalents presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the schedule of cash and cash equivalents referred to above presents fairly, in all material respects, the cash and cash equivalents of Exceed Company Ltd and Subsidiaries as of September 30, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audit also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in the last paragraph of the notes to the schedule of cash and cash equivalents. Such United States dollar amounts are presented for the convenience of the readers

/s/ Crowe Horwath LLP

Sherman Oaks, California
November 14, 2011

EXCEED COMPANY LTD. AND SUBSIDIARIES

SCHEDULE OF CASH AND CASH EQUIVALENTS

	As of September 30
	2011	2011
	US$'000	RMB'000

Bank balance in the banks in the United States	4,122	26,291

Bank balance in the banks in China	80,429	512,980
Time deposit in the bank in China	62,716	400,000
	143,145	912,980

Bank balance in the banks in Hong Kong	3,649	23,271

Cash on hand	11	71
Total cash and cash equivalents	150,927	962,613

Notes to Schedule of Cash and Cash Equivalents

As of September 30, 2011, the Company’s cash was in the following banks:
•  Bank of America
•  Agricultural Bank of China
•  China Minsheng Banking Corp. Ltd.
•  Industrial and Commercial Bank of China Limited
•  Industrial Bank Co., Ltd.
•  Standard Chartered Bank (Hong Kong) Limited
•  The Hong Kong and Shanghai Banking Corporation

Cash and cash equivalents

For the purpose of the schedule of cash and cash equivalents, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one month to three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of cash and cash equivalents approximate to their fair values.

Translations of amounts from RMB into USD are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.378, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on September 30, 2011. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2011, or at any other rate.